

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2007

Mr. O. Kim Goheen
Senior Vice President and Chief Financial Officer
Cameco Corporation
2121 – 11th Street West
Saskatoon, Saskatchewan, CANADA S7M 1J3

      Re: **Cameco Corporation**
                Form 40-F for Fiscal Year Ended December 31, 2006
                Filed March 30, 2007
                File No. 1-14228

Dear Mr. Goheen:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 99.2 – 2006 Consolidated Audited Financial Statements

Note 12 – Cigar Lake Remediation, page 17

1.   We note the write-down of assets, the additional development costs and the total construction costs for this project. Tell us:

   - the nature and amount of each item that comprises the asset write-down, and
   - how the amount of each asset write-down was determined.

2.   We note your discussion of the five phase plan to restore Cigar Lake in Exhibit 99.3. Tell us what consideration was given to loss contingencies related to this plan that would require disclosure in the financial statements.

Note 16 – Income Taxes, page 18

3.   You have disclosed that the biggest reason your provision for income taxes differs from computed taxes at the expected federal and provincial rates is due to lower tax rates applicable to your foreign subsidiaries. This is also reflected in the table of your pre-tax income and current and deferred income taxes. On a supplemental basis, tell us the foreign countries and the statutory tax rates for each that contribute to this differential.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief